Filed Pursuant to Rule 433
Registration No. 333-202524
Dated November 20, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015 and
Prospectus Supplement dated March 5, 2015)

HSBC USA Inc.

Digital Dual Directional Securities

Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

▸ Digital Dual Directional Securities Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

▸ Maturity of approximately 2 years

▸ If the reference currency return is greater than the minimum upside return, the securities will provide a one-for-one return equal to the reference currency return, with no cap

▸ A minimum upside return of 20% if the reference currency return is equal to or less than the minimum upside return but greater than or equal to the barrier amount of -40% to -50% (to be determined on the pricing date)

▸ Full exposure to any negative reference currency return if the reference currency return is less than the barrier amount

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Digital Dual Directional Securities (each a "security," and collectively, the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document and page S-1 of the accompanying prospectus supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $900 and $975 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" beginning on page FWP-4 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Digital Dual Directional Securities Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Indicative Terms*

Principal Amount	$1,000 per security
Reference Currency	The Brazilian real relative to the U.S. dollar ("USDBRL")
Term	Approximately 2 years
Minimum Upside Return	20%
Barrier Amount	-40% to -50% (to be determined on the Pricing Date)
Reference Currency Return	$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Payment at Maturity per Security	**If the Reference Currency Return is greater than or equal to the Barrier Amount**, the greater of: a) $1,000 + ($1,000 × Reference Currency Return); and b) $1,000 + ($1,000 × Minimum Upside Return). **If the Reference Currency Return is less than the Barrier Amount:** $1,000 + ($1,000 × Reference Currency Return). If the Reference Currency Return is less than the Barrier Amount, you will lose some or all of your investment. For example, if the Reference Currency Return is -80%, you will suffer a 80% loss and receive 20% of the Principal Amount, subject to the credit risk of the Issuer.
Spot Rate	The Spot Rate for the Brazilian real on each date of calculation will be the U.S. dollar/Brazilian real exchange rate, expressed as the number of Brazilian real that can be exchanged for one U.S. dollar, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Cotabilidade" or Rates for Accounting Purposes) at approximately 1:15 p.m., São Paulo time, rounded to four decimal places. The Spot Rate will decrease when the Brazilian real strengthens against the U.S. dollar, and will increase when the Brazilian real weakens against the U.S. dollar.
Initial Spot Rate	The Spot Rate on the Pricing Date, as determined by the Calculation Agent in its sole discretion.
Final Spot Rate	The Spot Rate on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.
Pricing Date	November [ ], 2015
Trade Date	November [ ], 2015
Original Issue Date	November [ ], 2015
Final Valuation Date	November [ ], 2017
Maturity Date	November [ ], 2017
CUSIP/ISIN	40433UDM5/US40433UDM53

* As more fully described beginning on page FWP-4.

The Securities

The securities are designed for investors who believe that the Brazilian real will not weaken in value against the U.S. dollar by more than 40% to 50% over their term, meaning that the Spot Rate will not increase by more than 40% to 50% (to be determined on the Pricing Date). If the Reference Currency Return is below the Minimum Upside Return and above the Barrier Amount, the return on the securities will outperform the Reference Currency Return.

If the Reference Currency Return is greater than or equal to the Barrier Amount, you will receive at least the Minimum Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Currency Return exceeds the Minimum Upside Return, the securities will provide a one-for-one return equal to the Reference Currency Return. If the Reference Currency Return is less than the Barrier Amount, you will lose 1% of your investment for every 1% by which the Reference Currency Return is less than zero.

The offering period for the securities is through **November [ ], 2015**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the Minimum Upside Return of 20% and a hypothetical Barrier Amount of -40%. The actual Barrier Amount will be determined on the Pricing Date and will be between -40% and -50%.

Reference Return	Participation in Reference Currency Return	Securities Return
80% **25%**	Upside exposure	80% 25%
20% **5%**	Upside exposure, subject to the Minimum Upside Return	20% **20%**
-5% **-40%**	Barrier Amount of -40%	20% **20%**
-41% **-80%**	1x Loss Beyond the Barrier Amount	-41% **-80%**

Historical Performance of the Reference Currency

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Brazilian real relative to the U.S. dollar from January 1, 2008 through November 16, 2015. The USDBRL exchange rate on November 16, 2015 was 3.8198. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Spot Rate.

The historical exchange rates should not be taken as an indication of its future performance, and no assurance can be given as to the Spot Rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in any positive return on your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable page set forth above that will be used to calculate the Reference Currency Return.



Source: Bloomberg Professional® service



HSBC USA Inc.
Digital Dual Directional Securities

Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

This free writing prospectus relates to an offering of Digital Dual Directional Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest payments during the term of the securities and, if the Reference Currency Return is less than the Barrier Amount, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the Brazilian real relative to the U.S. dollar. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Currency, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Currency:	The Brazilian real relative to the U.S. dollar ("USDBRL")
Trade Date:	November [ ], 2015
Pricing Date:	November [ ], 2015
Original Issue Date:	November [ ], 2015
Final Valuation Date:	November [ ], 2017, subject to adjustment as described below under "Unavailability of the Spot Rate; Market Disruption Events."
Maturity Date:	November [ ], 2017, subject to further adjustment as described below under "Unavailability of the Spot Rate; Market Disruption Events."
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Currency Return is greater than or equal to the Barrier Amount,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the greater of: (a) $1,000 + ($1,000 × Reference Currency Return); and (b) $1,000 + ($1,000 × Minimum Upside Return). ***If the Reference Currency Return is less than the Barrier Amount,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Currency Return). Under these circumstances, you will lose 1% of the Principal Amount for every 1% by which the Reference Currency Return is less than zero. **If the Reference Currency Return is less than the Barrier Amount, you will lose some or all of your investment.** For example, if the Reference Currency Return is -80%, you will suffer a 80% loss and receive 20% of the Principal Amount, subject to the credit risk of the Issuer.
Minimum Upside Return:	20%
Barrier Amount:	-40% to -50% (to be determined on the Pricing Date)
Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Initial Spot Rate:	The Spot Rate on the Pricing Date, as determined by the Calculation Agent in its sole discretion.
Final Spot Rate:	The Spot Rate on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.
Spot Rate:	The Spot Rate for the Brazilian real relative to the U.S. dollar (the "USDBRL") on each date of calculation will be the U.S. dollar/Brazilian real exchange rate, expressed as the amount of Brazilian reals per one U.S. dollar, for settlement on the same day, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Cotabilidade" or Rates for Accounting Purposes) at approximately 1:15 p.m., São Paulo time, which appears on Reuters page "BRFR" to the right of the caption "Dollar PTTAX", or any successor page. The USDBRL shall be calculated to the fourth decimal place. The Spot Rate will decrease when the Brazilian real strengthens in value against the U.S. dollar, and will increase when the Brazilian real weakens in value against the U.S. dollar.
Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your

securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN	40433UDM5/US40433UDM53

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Currency. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Currency, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus and page S-1 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Currency Return is greater than or equal to the Barrier Amount, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Currency Return); and

(b) $1,000 + ($1,000 × Minimum Upside Return).

If the Reference Currency Return is less than the Barrier Amount, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Currency Return).

Under these circumstances, you will lose 1% of the Principal Amount for every 1% by which the Reference Currency Return is less than zero. **You should be aware that if the Reference Currency Return is less than the Barrier Amount, you will lose some or all of your investment.**

Interest

The securities will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Trading Day

A day, other than a Saturday or Sunday, on which the Calculation Agent determines that the principal currency markets for the Reference Currency are open for trading.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with a potential positive return equal to the greater of the Minimum Upside Return and the Reference Currency Return and you believe that the Reference Currency Return will not be less than the Barrier Amount.

▸ You are willing to make an investment that is exposed to the negative Reference Currency Return on a 1-to-1 basis if the Reference Currency Return is less than the Barrier Amount.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe that the Reference Currency Return will be less than the Barrier Amount or that the Minimum Upside Return or any potential positive Reference Currency Return will not provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to the negative Reference Currency Return on a 1-to-1 basis if the Reference Currency Return is less than the Barrier Amount.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Brazilian real. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be fully exposed to any negative Reference Currency Return on a 1-to-1 basis if the Reference Currency Return is less than the Barrier Amount. Accordingly, if the Reference Currency Return is less than the Barrier Amount, your Payment at Maturity will be less than the Principal Amount. You may lose up to 100% of your investment at maturity.

The amount payable on the securities is not linked to the value of the Reference Currency at any time other than the Final Valuation Date.

The Final Spot Rate will be based on the Spot Rate of the Reference Currency on the Final Valuation Date, subject to postponement for unavailability of the Spot Rate and certain market disruption events. Even if the Spot Rate decreases (that is, the Brazilian real strengthens against the U.S. dollar) during the term of the securities other than on the Final Valuation Date but then increases (that is, the Brazilian real weakens against the U.S. dollar) on the Final Valuation Date to a value that is greater than the Initial Spot Rate by more than 40% to 50% (to be determined on the Pricing Date), the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the Spot Rate prior to such increase. Although the actual Spot Rate on the Maturity Date or at other times during the term of the securities may be less than the Final Spot Rate, the Payment at Maturity will be based solely on the Spot Rate of the Reference Currency on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Currency and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

Currency markets may be volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency on the Final Valuation Date, and therefore, the value of your securities.

An investment in the securities is subject to legal and regulatory risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the securities.

If the liquidity of the Reference Currency is limited, the value of the securities would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Reference Currency on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate, and therefore, on the return on your securities. Limited liquidity relating to the Reference Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Final Spot Rate using its normal means. The resulting discretion by the Calculation Agent in determining the Final Spot Rate could, in turn, result in potential conflicts of interest.

We have no control over the exchange rate between the Brazilian real and the U.S. dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the Brazilian real and the U.S. dollar.

The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.

The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the securities.

The securities are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The relative values of the U.S. dollar and the Brazilian real are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the United States and Brazil between each country and its major trading partners; and

- the extent of governmental surplus or deficit in the United States and Brazil.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, Brazil, and those of other countries important to international trade and finance.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Brazilian real and the U.S. dollar, and therefore, the market value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation Agent and hedging its obligations under the securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the securities. Although the Calculation Agent will make all determinations and take all actions in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the securities in taking any corporate actions or other actions, including the determination of the Spot Rate, that might affect the value of the Reference Currency and your securities.

Historical performance of the Reference Currency should not be taken as an indication of its future performance during the term of the securities.

It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Reference Currency or determining the Spot Rate in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rate and the Reference Currency Return in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for the Spot Rate is not available on the Final Valuation Date, the Calculation Agent may determine the Spot Rate for that date, and such determination may adversely affect the return on your securities.

Many economic and market factors will impact the value of the securities.

In addition to the Spot Rate of the Reference Currency on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the actual and expected exchange rates and volatility of the exchange rates between the Brazilian real and the U.S. dollar;

- the time to maturity of the securities;

- interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. dollar;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Currency relative to its Initial Spot Rate. We cannot predict the Final Spot Rate. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Spot Rate used in the table and examples below is not expected to be the actual Initial Spot Rate. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Currency or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Currency Returns from -100% to +99.99%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

- Principal Amount: $1,000
- Minimum Upside Return: 20%
- Hypothetical Initial Spot Rate: 5.0000
- Hypothetical Barrier Amount: -40% (the actual Barrier Amount will be between -40% and -50%, which will be determined on the Pricing Date)

The actual Initial Spot Rate will be determined on the Pricing Date.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
0.0005	99.99%	$1,999.90	99.99%
1.0000	80.00%	$1,800.00	80.00%
2.0000	60.00%	$1,600.00	60.00%
2.5000	50.00%	$1,500.00	50.00%
3.0000	40.00%	$1,400.00	40.00%
3.5000	30.00%	$1,300.00	30.00%
4.0000	**20.00%**	**$1,200.00**	**20.00%**
4.5000	10.00%	$1,200.00	20.00%
4.7500	5.00%	$1,200.00	20.00%
5.0000	0.00%	$1,200.00	20.00%
5.1000	-2.00%	$1,200.00	20.00%
5.2000	-4.00%	$1,200.00	20.00%
5.2500	-5.00%	$1,200.00	20.00%
5.5000	-10.00%	$1,200.00	20.00%
6.0000	-20.00%	$1,200.00	20.00%
6.5000	-30.00%	$1,200.00	20.00%
7.0000	**-40.00%**	**$1,200.00**	**20.00%**
7.5000	-50.00%	$500.00	-50.00%
8.0000	-60.00%	$400.00	-60.00%
9.0000	-80.00%	$200.00	-80.00%
10.0000	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Currency Return is 30.00%.

Reference Currency Return:	30.00%
Final Settlement Value:	**$1,300.00**

Because the Reference Currency Return is greater than the Minimum Upside Return, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

= $1,000 + ($1,000 × 30.00%)

= $1,300.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Currency Return when the Reference Currency Return is greater than the Minimum Upside Return.

Example 2: The Reference Currency Return is -10.00%.

Reference Currency Return:	-10.00%
Final Settlement Value:	**$1,200.00**

Because the Reference Currency Return is less than the Minimum Upside Return but greater than the hypothetical Barrier Amount, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Minimum Upside Return)

= $1,000 + ($1,000 × 20.00%)

= $1,200.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Minimum Upside Return when the Reference Currency Return is equal to or less than the Minimum Upside Return but greater than or equal to the Barrier Amount.

Example 3: The Reference Currency Return is -80.00%.

Reference Currency Return:	-80.00%
Final Settlement Value:	**$200.00**

Because the Reference Currency Return is less than the hypothetical Barrier Amount, the Final Settlement Value would be $200.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

= $1,000 + ($1,000 × -80.00%)

= $200.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to any negative Reference Currency Return if the Reference Currency Return is less than the Barrier Amount. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT.

HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Brazilian real relative to the U.S. dollar from January 1, 2008 through November 16, 2015. The USDBRL exchange rate on November 16, 2015 was 3.8198. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Spot Rate.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in any positive return on your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of its performance using the Spot Rates of the Reference Currency that will be derived from the applicable page set forth above.



Source: Bloomberg Professional® Service

UNAVAILABILITY OF THE SPOT RATE; MARKET DISRUPTION EVENTS

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for the Reference Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from valuing the Reference Currency in the manner provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date, the Calculation Agent may determine the Final Spot Rate in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and the Maturity Date for up to five scheduled trading days, each of which may adversely affect the return on your securities. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Final Spot Rate in good faith and in a commercially reasonable manner on that date.

If the Maturity Date is not a business day, the amounts payable on the securities will be paid on the next following business day and no interest will be paid in respect of such postponement.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus. In that case, the trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market for the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Currency. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Currency. Assuming this characterization is respected, upon a sale or exchange of a security, you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the security, which should equal the amount you paid to acquire the security. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") is available and made to treat such gain or loss as capital gain or loss ("Section 988 election"). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the securities. If a Section 988 election is available in respect of the securities, in order for the election to be valid, a U.S. holder must: (A) make the Section 988 election by clearly identifying the investment in the securities on its books and records on the date the holder acquires the securities as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder's books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder's income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the securities were acquired, (iii) a description of the securities and the maturity date of the securities or, alternatively, the date on which the securities were sold or exchanged, (iv) a statement that the securities were never part of a "straddle" as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder's income tax return. If a Section 988 election is available and validly made in respect of the securities, gain or loss recognized upon the sale or exchange of the securities should be treated as capital gain or loss. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the securities.

Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, the securities could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments" as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly with retroactive effect.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Digital Dual Directional Securities Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

November 20, 2015

FREE WRITING PROSPECTUS